Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
OPTO CIRCUITS (INDIA) LTD.,
JOLT ACQUISITION COMPANY,
and
CARDIAC SCIENCE CORPORATION
October 19, 2010

i

TABLE OF CONTENTS
(continued)

ii

TABLE OF CONTENTS
(continued)

Exhibit A	Offer Conditions

Exhibit B	Form of Certificate of Merger

Exhibit C	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER is entered into as of 12:01 a.m. Pacific Time on October 19, 2010 (this “Agreement”) by and among Cardiac Science Corporation, a Delaware corporation (the “Company”), Opto Circuits (India) Ltd., a public limited company incorporated under the laws of the nation of India (“Parent”), and Jolt Acquisition Company, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).
     WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, in furtherance of the acquisition of the Company by Parent, Parent proposes to cause Merger Sub to commence an offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) at a price per share of Common Stock of $2.30, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Merger Sub shall, in accordance with the DGCL, merge with and into the Company (the “Merger”), pursuant to which each share of Common Stock, other than (i) shares of Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares, will be converted into the right to receive the Merger Consideration;
     WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Offer, the Merger and the other transactions contemplated hereby (collectively, the “Transactions”), are advisable, fair to and in the best interests of the stockholders of the Company, (b) adopted and approved this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions, (c) resolved to recommend that the Company’s stockholders accept the Offer and approve the Merger and (d) approved taking all actions so that the restrictions on “business combinations” set forth in Section 203 of the DGCL (the “Delaware Takeover Statute”) and the restrictions on “significant business transactions” set forth in Chapter 23B.19 of the Washington Business Corporation Act (the “Washington Takeover Statute”) will not apply to the execution, delivery or performance of this Agreement, or to the consummation of the Transactions, including the Offer and Merger;
     WHEREAS, the board of directors of Merger Sub has adopted, approved and declared it advisable for Merger Sub to enter into this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth herein;
     WHEREAS, the board of directors of Parent has approved this Agreement and the Transactions, and Parent, in its capacity as the sole stockholder of Merger Sub, has adopted and approved this Agreement and the Transactions upon the terms and subject to the conditions set forth herein;
     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
DEFINITIONS AND TERMS
               Section 1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:
     “Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.3(b).
     “Acquisition Agreement” has the meaning set forth in Section 7.3(c).
     “Acquisition Proposal” means any written inquiry, proposal or offer made by any Person, Persons or group of Persons other than Parent, Merger Sub or any Affiliate thereof relating to (a) the acquisition, other than in the Transactions, of the beneficial ownership (as defined under Section 13(d) of the Exchange Act) of fifteen percent (15%) or more of the Common Stock, (b) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving the Company, (c) any sale of assets, license (other than any non-exclusive license entered into in the ordinary course of business), joint venture, liquidation, dissolution, disposition, merger, consolidation or other transaction which would, directly or indirectly, result in any Person or Persons other than Parent, Merger Sub or any Affiliate thereof acquiring or licensing assets (including equity interests of any Subsidiary of the Company) representing directly or indirectly, fifteen percent (15%) or more of the net revenues, net income or assets (in the case of assets, determined by reference to book value or fair market value) of the Company and its Subsidiaries, taken as a whole, (d) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any Person other than Parent, Merger Sub or any Affiliate thereof beneficially owning more than fifteen percent (15%) of the Common Stock or (e) any combination of the foregoing.
     “Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.
     “Agreement” has the meaning set forth in the Preamble.
     “Benefit Agreement” has the meaning set forth in Section 5.8(a).
     “Benefit Plan” has the meaning set forth in Section 5.8(a).
     “Book-Entry Shares” has the meaning set forth in Section 4.1(d).
     “Business Day” means a day other than a Saturday, a Sunday or another day (excluding Election Day) on which commercial banking institutions in New York, New York are authorized or required by Law to be closed.
     “Certificate of Merger” has the meaning set forth in Section 3.2.
     “Certificates” has the meaning set forth in Section 4.1(d).
     “cGMP” has the meaning set forth in Section 5.16(a).
     “Change of Recommendation” has the meaning set forth in Section 7.3(c).
     “CIC Plans” has the meaning set forth in Section 7.4(b).
     “Cleanup” means all actions required, under applicable Environmental Laws, to investigate, clean up, remove, treat or remediate Hazardous Materials.

     “Closing” has the meaning set forth in Section 3.3.
     “Closing Date” has the meaning set forth in Section 3.3.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Common Stock” has the meaning set forth in the Recitals.
     “Company” has the meaning set forth in the Preamble.
     “Company Board” has the meaning set forth in the Recitals.
     “Company Disclosure Schedule” means the final disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement.
     “Company Equity Plans” means the Company’s 1997 Stock Option/Stock Issuance Plan, as amended, 2002 Stock Incentive Plan, as amended, the ESPP, as amended, and the Quinton Cardiology Systems, Inc. 1998 Amended and Restated Equity Incentive Plan.
     “Company Material Adverse Effect” means any change which has a material adverse effect on (a) the business, financial condition or continuing operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following shall constitute or be taken into consideration in determining whether there has occurred, and no change, event, occurrence or effect resulting from, attributable to or arising out of any of the following shall constitute, a Company Material Adverse Effect:
     (i) changes generally affecting (A) the industries and markets in which the Company and its Subsidiaries operate, (B) the U.S. economy or (C) the U.S. securities markets,
     (ii) the negotiation, execution, announcement or performance of this Agreement and the consummation of the Transactions (including any cancellation of or delays in customer orders or work for clients, any reductions in sales, any disruption in licensor, vendor, partner or similar relationships or any loss of employees arising out of such negotiations, execution, announcement, performance or consummation),
     (iii) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events,
     (iv) changes in GAAP or changes in the interpretation of GAAP, or changes in the accounting rules and regulations of the SEC,
     (v) any other action required by Law, expressly contemplated by this Agreement or taken at the request of or with the written consent of Parent or Merger Sub,
     (vi) any changes in Law or the interpretation thereof that do not have a materially disproportionate and adverse impact on the Company or its business in relation to other companies in the Company’s industry,
     (vii) any litigation brought or threatened with respect to the Transactions by stockholders of either the Company or Parent (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty or violations of securities Laws,

     (viii) any action required to comply with the rules and regulations of the SEC or the SEC comment process, in each case, in connection with Schedule 14D-9 or the Proxy Statement,
     (ix) in and of itself, any decrease in the market price or trading volume of the Common Stock, or
     (x) in and of itself, any failure by the Company to meet any projections, forecasts or revenue or earnings predictions, or any predictions or expectations of any securities analysts.
     “Company Recommendation” has the meaning set forth in Section 7.7(a).
     “Company SEC Reports” has the meaning set forth in Section 5.5(a).
     “Company Stockholders Meeting” has the meaning set forth in Section 7.7(a).
     “Company Termination Fee” has the meaning set forth in Section 9.2(b).
     “Consideration Fund” has the meaning set forth in Section 4.2(a).
     “Continuing Director” has the meaning set forth in Section 2.4(c).
     “Contract” means any note, bond, mortgage, indenture, lease, license, contract, agreement or other consensual obligation.
     “Current Purchase Period” has the meaning set forth in Section 4.4(d).
     “Delaware Takeover Statute” has the meaning set forth in the Recitals.
     “Delisting Period” has the meaning set forth in Section 7.12.
     “DGCL” means the Delaware General Corporation Law.
     “Dissenting Shares” has the meaning set forth in Section 4.3(a).
     “Effective Time” has the meaning set forth in Section 3.2.
     “Employees” has the meaning set forth in Section 7.4(a).
     “Environmental Claim” means any claim, notice, directive, action, cause of action, investigation, suit, demand, abatement order or other order by a Governmental Entity alleging liability arising out of, based on, or resulting from (a) the release of any Hazardous Materials at any location or (b) circumstances forming the basis of any violation of any Environmental Law.
     “Environmental Laws” means all applicable and legally enforceable Laws relating to pollution or protection of the environment, including Laws relating to releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, release, transport, disposal, recycling or handling of Hazardous Materials.
     “ERISA” has the meaning set forth in Section 5.8(a).
     “ESPP” means the Company’s 2002 Employee Stock Purchase Plan.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Expiration Date” has the meaning set forth in Exhibit A.
     “Fairness Opinion” has the meaning set forth in Section 5.3(c).
     “FDA” means the U.S. Food and Drug Administration.
     “FDCA” has the meaning set forth in Section 5.16(a).
     “GAAP” has the meaning set forth in Section 5.5(a).
     “Governmental Entity” has the meaning set forth in Section 5.4.
     “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Indemnified Parties” has the meaning set forth in Section 7.6(a).
     “Insured Parties” has the meaning set forth in Section 7.6(b).
     “Intellectual Property” means all rights in patents and patent applications, trademarks and service marks (whether registered or not) and the goodwill of the business in connection therewith, trademark applications, service mark registrations and service mark applications, trade names, trade dress, logos, slogans, tag lines, uniform resource locators, Internet domain names, Internet domain name applications, corporate names, copyright applications, registered copyrighted works and commercially significant unregistered copyrightable works (including proprietary software), technology, software, trade secrets, know-how, technical documentation, specifications, data, designs and other intellectual property and proprietary rights, other than off-the-shelf computer programs, and the right to sue for past infringement of all such rights.
     “In the Money Option” has the meaning set forth in Section 4.4(a).
     “IRS” means the U.S. Internal Revenue Service.
     “knowledge” means such facts and other information that as of the date of determination are actually known to, in the case of the Company, the Company’s chief executive officer, chief financial officer, general counsel and the individuals set forth in Section 1.1(a) of the Company Disclosure Schedule, and in the case of Parent or Merger Sub, the individuals set forth on Schedule 1.1(b) of the Parent Disclosure Schedule.
     “Law” means any federal, state, local or foreign law, statute, ordinance, regulation, judgment, order, decree, injunction, arbitration award, franchise, license, agency requirement or permit of any Governmental Entity.
     “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

     “Leases” means all binding leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts or instruments deposited by on behalf of the Company or any of its Subsidiaries thereunder.
     “License-In Agreements” has the meaning set forth in Section 5.11(b).
     “Material Contract” has the meaning set forth in Section 5.7(a).
     “Medical Device” has the meaning set forth in Section 5.16(a).
     “Merger” has the meaning set forth in the Recitals.
     “Merger Consideration” has the meaning set forth in Section 4.1(a).
     “Merger Sub” has the meaning set forth in the Preamble.
     “Minimum Tender Condition” has the meaning set forth in Exhibit A.
     “Nasdaq” has the meaning set forth in Section 2.1(a)(ii).
     “Nasdaq Marketplace Rules” shall mean the rules concerning Nasdaq-listed companies promulgated by Nasdaq from time to time and published in the Nasdaq Manual Online located at www.nasdaq.com.
     “Non-Disclosure Agreement” has the meaning set forth in Section 7.2.
     “Offer” has the meaning set forth in the Recitals.
     “Offer Closing” has the meaning set forth in Section 2.1(a)(iii).
     “Offer Closing Date” has the meaning set forth in Section 2.1(a)(iii).
     “Offer Conditions” has the meaning set forth in Section 2.1(a).
     “Offer Documents” has the meaning set forth in Section 2.1(b).
     “Offer Price” has the meaning set forth in the Recitals.
     “Option” has the meaning set forth in Section 4.4(a).
     “Option Consideration” has the meaning set forth in Section 4.4(a).
     “Parent” has the meaning set forth in the Preamble.
     “Parent Disclosure Schedule” means the final disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement.
     “Parent Material Adverse Effect” means any change which would have a material adverse effect on (a) the business, financial condition or operations of Parent and its Subsidiaries, taken as a whole or (b) the ability of Parent or Merger Sub to consummate the Transactions (including Parent’s absolute obligation to have sufficient funds to satisfy its obligations to pay the aggregate Merger Consideration,

Option Consideration and RSU Consideration and other fees and expenses of Parent and Merger Sub); provided, however, that none of the following shall constitute or be taken into consideration in determining whether there has occurred, and no change, event, occurrence or effect resulting from, attributable to or arising out of any of the following shall constitute, a Parent Material Adverse Effect:
     (i) changes generally affecting (a) the industries and markets in which Parent and its Subsidiaries operate, (b) the U.S. economy or (c) the U.S. securities markets;
     (ii) the negotiation, execution, announcement or performance of this Agreement and the consummation of the Transactions (including any cancellation of or delays in customer orders or work for clients, any reductions in sales, any disruption in licensor, vendor, partner or similar relationships or any loss of employees arising out of such negotiations, execution, announcement, performance or consummation),
     (iii) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events,
     (iv) changes in GAAP or changes in the interpretation of GAAP, or changes in the accounting rules and regulations of the SEC,
     (v) any other action required by Law, expressly contemplated by this Agreement or taken at the request of or with the written consent of the Company,
     (vi) any changes in Law or the interpretation thereof which do not have a materially disproportionate and adverse impact on Parent in relation to other companies in Parent’s industry,
     (vii) any litigation brought or threatened with respect to the Transactions by stockholders of either the Company or Parent (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty or violations of securities Laws, or
     (viii) any action required to comply with the rules and regulations of the SEC or the SEC comment process, in each case, in connection with the Offer Documents or the Proxy Statement.
     “Parent Plans” has the meaning set forth in Section 7.4(c).
     “Parent Termination Fee” has the meaning set forth in Section 9.2(c).
     “Paying Agent” has the meaning set forth in Section 4.2(a).
     “PBGC” has the meaning set forth in Section 5.8(f).
     “Permits” means all governmental approvals, authorizations, licenses, orders, registrations, permits, product qualifications, and certificates of all agencies, whether federal, state, local or foreign.
     “Permitted Liens” means liens granted to third parties in the ordinary course of business.
     “Person” means any natural person or any corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.
     “Post-Closing SEC Reports” has the meaning set forth in Section 7.12.
     “Proxy Statement” has the meaning set forth in Section 7.7.

     “Representatives” has the meaning set forth in Section 2.1(b).
     “Required Company Stockholder Vote” has the meaning set forth in Section 5.3(a).
     “RSU” has the meaning set forth in Section 4.4(b).
     “RSU Consideration” has the meaning set forth in Section 4.4(b).
     “Schedule 14D-9” has the meaning set forth in Section 2.3(b).
     “Schedule TO” has the meaning set forth in Section 2.1(b).
     “SEC” means the U.S. Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Short-Form Threshold” has the meaning set forth in Section 7.7(c).
     “Subsidiary” means, as to any Person, any corporation, partnership, limited liability company, association or other business entity (a) of which such Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power, (b) of which such Person possesses more than fifty percent (50%) of the right to elect directors or Persons holding similar positions, or (c) that such Person controls directly or indirectly through one or more intermediaries.
     “Superior Proposal” means any Acquisition Proposal (with all of the percentages in the definition of Acquisition Proposal increased to fifty-one percent (51%)) that the Company Board determines, after consultation with its financial advisor and outside counsel, in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the Acquisition Proposal and this Agreement, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Transactions (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent).
     “Surviving Corporation” has the meaning set forth in Section 3.1.
     “Tax Return” means any return, report, declaration, estimate, or statement required to be filed with respect to any Tax (including any schedules and attachments thereto), including any information return, claim for refund, amended return or declaration of estimated Tax.
     “Tax or Taxes” means all taxes, charges, fees, levies, duties, or other assessments or charges of any kind whatsoever, including, without limitation, all federal, state, city, county, and non-U.S. (or governmental unit, agency, or political subdivision of any of the foregoing) income (net, gross, or other), profits, employment (including Social Security, unemployment, and employee income tax withholding), franchise, gross receipts, net worth, sales, use, service, service use, occupation, ad valorem, transfer, recording, license, withholding, payroll, estimated, severance, stamp, real property, personal property, or other taxes, customs, value added and excise taxes, including all interest and penalties thereon, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person, whether by contract or otherwise, and additions to tax or additional amounts imposed by any Governmental Entity upon the Company or its Subsidiaries.

     “Tender Offer Statement” has the meaning set forth in Section 2.1(b).
     “Termination Date” has the meaning set forth in Section 9.1(b)(i).
     “Top-Up Option” has the meaning set forth in Section 2.2(a).
     “Top-Up Option Shares” has the meaning set forth in Section 2.2(a).
     “Transactions” has the meaning set forth in the Recitals.
     “U.S.” means the United States of America.
     “Washington Takeover Statute” has the meaning set forth in the Recitals.
               Section 1.2 Other Definitional Provisions; Interpretation.
               (a) The words “hereof,” “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to articles, sections, paragraphs, exhibits and schedules are to the articles, sections and paragraphs of, and exhibits and schedules to, this Agreement, unless otherwise specified.
               (b) Whenever “include,” “includes” or “including” is used in this Agreement, such word shall be deemed to be followed by the phrase “without limitation.”
               (c) Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.
               (d) When used in reference to information or documents, the phrase “made available” means that the information or documents referred to have been made available if requested by the party to which such information or documents are to be made available.
               (e) Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement.
ARTICLE II
THE OFFER
               Section 2.1 The Offer
               (a) Upon the terms and subject to the conditions of this Agreement (including Article IX), as promptly as practicable (but in no event later than ten (10) Business Days following the date of this Agreement) Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer; provided, that the Company agrees that no shares of Common Stock owned by the Company will be tendered pursuant to the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”).
               (i) The initial Expiration Date shall be 12 midnight, New York City time, at the end of the 20th Business Day following commencement of the Offer (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act). Parent and Merger Sub expressly reserve the right, at any time, to, in their sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, neither Parent nor Merger Sub shall (A) reduce the number of shares of Common Stock subject to the Offer, (B) reduce the Offer Price or change the form of consideration payable in the Offer, (C) change, modify or waive the Minimum Tender Condition, (D) impose conditions to the Offer that are different than or in addition to the Offer Conditions, or (E) otherwise amend the Offer in any manner materially adverse to the holders of Common Stock.
               (ii) Notwithstanding anything in this Agreement to the contrary, Parent and Merger Sub (A) may, in their sole discretion (subject to the obligations of Parent and Merger Sub under Section 2.1(a)(ii)(B)), without consent of the Company, extend the Offer on one or more occasions for any period if, on any then-scheduled Expiration Date, any of the Offer Conditions shall not be satisfied or, if in Parent’s or Merger Sub’s sole discretion, waived (if permitted under this Agreement) until such time as such condition or conditions are satisfied or waived and (B) shall extend the Offer (1) for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the Nasdaq Stock Market (“Nasdaq”) applicable to the Offer, (2) for a period beginning on the commencement of, and ending 10 Business Days after the cessation of, (a) any general suspension in trading in, or limitation on prices for, securities on any national securities exchange or in the over the counter market in the U.S., (b) a declaration of a banking moratorium or any suspension of payments in respect of a banking moratorium or any suspension of payments in respect of banks in the U.S. (whether or not mandatory), or (c) any limitation (whether or not mandatory) imposed by any Governmental Entity on the extension of credit by banks or other lending institutions in the U.S., and (3) until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any applicable competition, antitrust or investment Laws of jurisdictions other than the U.S. shall have expired or been terminated; provided, however, that in no event shall Parent or Merger Sub be required to extend the Offer (1) beyond the Termination Date or (2) at any time that Parent or Merger Sub are permitted to terminate this Agreement pursuant to Article IX.
               (iii) On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any required Tax withholding of Taxes pursuant to Section 7.13) all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date (as it may be extended and re-extended in accordance with this Section 2.1(a)). The Offer Price payable in respect of each share of Common Stock pursuant to the preceding sentence shall be paid net to the seller in cash, without interest, on the terms and subject to the conditions of this Agreement. Acceptance for payment of shares of Common Stock pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”. Parent and Merger Sub expressly reserve the right to, in their sole discretion, following the Offer Closing, extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act; provided, however, such period (including any extensions thereof) shall not exceed twenty (20) Business Days. The Offer Documents (as defined below) may, in Parent’s and Merger Sub’s sole discretion, provide for such a reservation of right.
               (iv) Nothing contained in this Section 2.1(a) shall affect any termination rights in Article IX. Unless this Agreement is terminated pursuant to Section 9.1, neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company in its sole discretion. In the event this Agreement is terminated pursuant to Section 9.1 before Merger Sub has accepted for payment the shares of Common Stock tendered in the Offer, Merger Sub shall promptly (and in any event within one (1) Business Day) following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Common Stock pursuant thereto. If the Offer is terminated in accordance with this Agreement prior to the purchase of shares of Common Stock in the Offer, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to promptly return, all tendered shares to the tendering stockholders.
               (b) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a tender offer statement (“Tender Offer Statement”) on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain an offer to purchase and a related letter of transmittal and summary advertisement and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the stockholders of the Company as and to the extent required by U.S. federal securities laws. The Company shall promptly furnish or otherwise make available to Parent or Parent’s legal counsel in writing upon request all information concerning the Company that may be reasonably requested by Parent in connection with any action contemplated by this Section 2.1(b). Parent shall cause the Schedule TO and other Offer Documents to comply in all material respects with the provisions of applicable Law. Parent and Merger Sub hereby further agree that the Offer Documents, when filed with the SEC and on the date first published, sent or given to the stockholders of the Company, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect; provided, however, that no such obligation is undertaken by Parent or Merger Sub with respect to information supplied by the Company or any of the Company’s officers, directors, Representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Offer Documents. The Company hereby agrees that the information provided by or on behalf of the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable U.S. federal securities laws. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence and summaries of all material oral communications between them and their officers, employees, counsel, investment bankers, accountants and other authorized representatives (“Representatives”), on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any such comments. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.
               (c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the consideration necessary to pay for any shares of Common Stock that Merger Sub becomes obligated to accept for payment and pay for pursuant to the Offer, and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.
               Section 2.2 Top-Up Option.
               (a) The Company grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and conditions set forth in this Section 2.2, to purchase from the Company, at a price per share equal to the Offer Price, the number of newly-issued shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than ninety percent (90%) of the number of shares of Common Stock issued and outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of shares of Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option with respect to any RSUs then outstanding or any In-the-Money Options. The obligation of the Company to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no applicable Law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares.
               (b) The Top-Up Option may be exercised by Parent or Merger Sub only once at any time following the Offer Closing and prior to the earlier to occur of the Effective Time and the termination of this Agreement pursuant to Section 9.1 hereof; provided, however, that the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of shares of Common Stock pursuant thereto, the Short-Form Threshold shall be reached. The aggregate purchase price payable for the shares of Common Stock being purchased by Parent or Merger Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price. Such purchase price may be paid by Parent or Merger Sub, at their election, either (i) entirely in cash (by wire transfer of same-day funds) or (ii) by (x) paying in cash (by wire transfer of same-day funds) an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (y) Parent, executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price, less the amount paid in cash pursuant to the preceding clause (x), or any combination of the foregoing. Any such promissory note shall include the following (and no other) material terms: (i) the principal amount and accrued interest under the promissory note shall be payable upon the demand of the Company, (ii) the unpaid principal amount of the promissory note will accrue simple interest at the per annum rate of three percent (3.0%), (iii) the promissory note may be prepaid in whole or in part at any time and from time to time, without premium or penalty or prior notice (iv) the promissory note shall be full recourse to Parent and Merger Sub and (v) the unpaid principal amount and accrued interest under the promissory note shall immediately become due and payable in the event that (A) Parent or Merger Sub fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of thirty (30) days or (B) Parent or Merger Sub files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors.
               (c) In the event Parent or Merger Sub exercises the Top-Up Option, Parent or Merger Sub shall deliver to the Company a notice setting forth (i) the number of shares of Common Stock that Merger Sub intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Parent or Merger Sub intends to pay the applicable exercise price and (iii) the place and time at which the closing of the purchase of such shares of Common Stock by Merger Sub is to take place. At the closing of the purchase of such shares of Common Stock, Parent or Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for such shares, and the Company shall cause to be issued to Merger Sub a certificate representing such shares (or, if the Company does not then issue shares of Common Stock in certificated form, the applicable number of shares of Common Stock in non-certificated book-entry form).
               (d) In determining the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 4.3 herein, none of Parent, Merger Sub, the Company or the Surviving Corporation shall take into account the Top-Up Option, the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares.
               Section 2.3 Company Actions.
               (a) The Company hereby approves and consents to the Transactions and represents that the Company Board, at a meeting duly called and held, has unanimously:
               (i) determined that the Transactions are advisable, fair to and in the best interests of the stockholders of the Company;
               (ii) adopted and approved this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions;
               (iii) resolved to recommend that the Company’s stockholders accept the Offer and approve the Merger; and
               (iv) approved taking all actions so that the restrictions contained in the Company’s certificate of incorporation, the restrictions on “business combinations” set forth in the Delaware Takeover Statute and the restrictions on “significant business transactions” set forth in the Washington Takeover Statute will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Transactions, including the Merger.
               (b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”) containing, subject to Section 7.3(c), the recommendation described in Section 2.3(a)(iii) and shall disseminate the Schedule 14D-9 to the stockholders of the Company as and to the extent required by Rule 14d-9 under the Exchange Act. Each of Parent and Merger Sub shall promptly furnish to the Company or the Company’s legal counsel in writing upon request all information concerning Parent and Merger Sub that may be required by applicable securities Laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall cause the Schedule 14D-9 to comply in all material respects with the provisions of applicable Law. The Company shall also include in the Schedule 14D-9, and will obtain all necessary consents of the Company’s financial advisor, Piper Jaffray & Co., to permit the Company to include in the Schedule 14D-9, in its entirety, the Fairness Opinion, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether Item 1015(b) is applicable). The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Recommendation. The Company hereby further agrees that the Schedule 14D-9, when filed with the SEC and on the date first published, sent or given to the stockholders of the Company, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect; provided, however, that no such obligation is undertaken by the Company with respect to information supplied by Parent or Merger Sub or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Parent and Merger Sub hereby agree that the information provided by or on behalf of them in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. Each of the Company, Parent, and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable U.S. federal securities laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent with copies of all correspondence and summaries of all material oral communications between the Company and its Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) that does not contain or relate to an Acquisition Proposal or a Change of Recommendation with the SEC or mailing thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable and good faith consideration to any such comments. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board contained in the Schedule 14D-9. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.
               (c) In connection with the Offer and the Merger, the Company shall instruct its transfer agent to furnish Parent and Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Common Stock as of the latest practicable date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, in each case as of the latest date practicable, and shall furnish to Parent and Merger Sub such information and assistance (including periodically updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to holders of Common Stock. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent, Merger Sub and their respective affiliates, associates and Representatives shall use the information contained in any such labels, listings and files only in connection with the Offer and the Merger, shall treat such information and materials in accordance with the terms and conditions of the Non-Disclosure Agreement, and, if this Agreement shall be terminated, will deliver to the Company all copies of such information then in their possession or under their control promptly upon the request of the Company.
               Section 2.4 Directors.
               (a) Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 2.4) and (ii) the percentage that the number of shares of Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment pursuant to the Offer) bears to the total number of shares outstanding, and the Company shall, promptly following Parent’s written request, cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be at the election of Parent, including the selection of the individuals designated for resignation). At each such time, the Company shall also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board in proportion to the number of directors designated by Parent to the Company Board, to the extent permitted by applicable Law and the Nasdaq Marketplace Rules.
               (b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its stockholders such information with respect to the Company and its officers and directors as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 2.4(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 2.4(a) hereof shall be subject to the receipt of such information.
               (c) Following the election or appointment of Parent’s designees to the Company Board pursuant to Section 2.4(a) and until the Effective Time, the Company Board shall at all times include, and the Company, Parent and Merger Sub shall use their reasonable best efforts to cause the Company Board to at all times include, at least three (3) Continuing Directors, and each committee of the Company Board shall at all times include, and the Company, Parent and Merger Sub shall use their reasonable best efforts to cause each committee of the Company Board to at all times include, at least one (1) Continuing Director. A “Continuing Director” shall mean a person who is a member of the Company Board as of the date of this Agreement or a person selected by the Continuing Directors then in office, each of whom shall be an independent director for purposes of the Nasdaq Marketplace Rules and shall be eligible to serve on the Company’s audit committee under the Exchange Act and the Nasdaq Marketplace Rules and, at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto; provided, however that if the number of Continuing Directors is reduced to less than three (3) prior to the Effective Time, any remaining Continuing Directors (or Continuing Director, if there shall be only one (1) remaining) shall be entitled to designate a person who is not an officer, director, stockholder or designee of Parent or any of its Affiliates to fill such vacancy, and such person shall be deemed to be a Continuing Director for all purposes of this

Agreement, or, if no Continuing Directors then remain, the other directors shall designate three (3) persons who are not officers, directors, stockholders or designees of Parent or any of its Affiliates to fill such vacancies, and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement.
               (d) Notwithstanding anything to the contrary set forth in this Agreement, in the event that Parent’s designees are elected or appointed to the Company Board prior to the Effective Time pursuant to Section 2.3(a) and between the date hereof and the Effective Time, the approval of a majority of such Continuing Directors (or the sole Continuing Director if there shall only be one (1) Continuing Director) shall be required to (i) terminate this Agreement or (ii) amend or modify this Agreement, waive or exercise any rights of the Company under this Agreement, or extend the time for performance of any of the obligations of Parent or Merger Sub under this Agreement or amend the Company’s certificate of incorporation or bylaws, in each case in a manner adverse to the stockholders of the Company.
ARTICLE III
THE MERGER
               Section 3.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate a merger (the “Merger”) pursuant to which (i) Merger Sub shall merge with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation (the “Surviving Corporation”) in the Merger and (iii) the corporate existence of the Company shall continue unaffected by the Merger. The Merger shall, from and after the Effective Time, have the effects set forth in the applicable provisions of the DGCL and other applicable Law.
               Section 3.2 Effective Time. Parent, Merger Sub and the Company shall cause a certificate of merger in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”) to be delivered on the Closing Date (or on such other date as Parent and the Company may agree in writing) to the Secretary of State of the State of Delaware for filing as provided in the DGCL, and shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective on the date on which the Certificate of Merger is filed by the Secretary of State of the State of Delaware, or on such other later date as is agreed upon by the parties and specified in the Certificate of Merger, and at the time specified in the Certificate of Merger or, if not specified therein, by the DGCL, and such time on such date of effectiveness is hereinafter referred to as the “Effective Time.”
               Section 3.3 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 A.M., Pacific Time, on a date to be specified by the parties, which shall be no later than two (2) Business Days after satisfaction or waiver of all of the conditions set forth in Article VIII hereof (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Perkins Coie LLP, 1201 Third Avenue, 48th Floor, Seattle, Washington, unless another time, date or place is agreed to in writing by the parties hereto (such date on which the Closing is to take place being the “Closing Date”).
               Section 3.4 Certificate of Incorporation and Bylaws of the Surviving Corporation. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall at the Effective Time be amended and restated in full to read as set forth in Exhibit C and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation. The bylaws of the Surviving Corporation shall, as of the Effective Time, be amended and restated in their entirety to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except as to the name of the Surviving Corporation, which shall be Cardiac Science Corporation, until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws.
               Section 3.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub, as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.
ARTICLE IV
CONVERSION OF SHARES
               Section 4.1 Conversion of Shares.
               (a) At the Effective Time, each share of Common Stock, issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be cancelled pursuant to Section 4.1(c) and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive an amount in cash equal to the Offer Price paid in the Offer (the “Merger Consideration”) without any interest thereon.
               (b) Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, be converted into one fully paid and nonassessable share of the common stock, $0.01 par value per share, of the Surviving Corporation.
               (c) Any shares of Common Stock held in the treasury of the Company or owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
               (d) At the Effective Time, each share of Common Stock converted into the right to receive the Merger Consideration pursuant to Section 4.1(a) shall be automatically cancelled and shall cease to exist, and the holders immediately prior to the Effective Time of shares of outstanding Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates that, immediately prior to the Effective Time, represented shares of outstanding Common Stock (the “Certificates”) shall cease to have any rights with respect to such shares of Common Stock other than the right to receive, upon surrender of such Book-Entry Shares or Certificates in accordance with Section 4.2, the Merger Consideration, without any interest thereon, for each such share of Common Stock held by them.
               (e) If at any time between the date of this Agreement and the Effective Time any change in the number of outstanding shares of Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the amount of the Merger Consideration as provided in Section 4.1(a) shall be equitably adjusted to reflect such change.
               Section 4.2 Exchange of Certificates and Book-Entry Shares.
               (a) At or prior to the Closing, Parent shall deliver, in trust, to a paying agent reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of shares of Common Stock at the Effective Time, sufficient funds for timely payment of the aggregate Merger Consideration (such cash being hereinafter referred to as the “Consideration Fund”) to be paid pursuant to this Section 4.2 in respect of Certificates and Book-Entry Shares, assuming no Dissenting Shares and all amounts payable under Section 4.4. In the event the Consideration Fund shall be insufficient to pay the aggregate Merger Consideration contemplated by Section 4.1 and all amounts payable under Section 4.4, Parent shall promptly deliver, or cause to be delivered, additional funds to the Paying Agent in an amount that is equal to the deficiency required to make such payments.
               (b) Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Certificates or Book-Entry Shares whose shares were converted into the right to receive Merger Consideration pursuant to Section 4.1 (i) a letter of transmittal that shall specify that delivery of such Certificates or Book-Entry Shares shall be deemed to have occurred, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, to the Paying Agent and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration and amounts payable under Section 4.4, the form and substance of which letter of transmittal and instructions shall be substantially as reasonably agreed to by the Company and Parent and prepared prior to the Closing. Upon surrender of a Book-Entry Share or a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and with such other documents as may be required pursuant to such instructions, the holder of such Book Entry Share or Certificate shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes pursuant to Section 7.13, the Merger Consideration pursuant to the provisions of this Article IV, and the Book-Entry Share or Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration payable to holders of Book-Entry Shares or Certificates. If any Merger Consideration is to be paid to a Person other than a Person in whose name the Book-Entry Share or Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Paying Agent any transfer or other Taxes required by reason of payment of the Merger Consideration to a Person other than the registered holder of the Book-Entry Share or Certificate or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not applicable.
               (c) The Consideration Fund shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation; provided, however, that any such investments shall be in money market mutual or similar funds having assets in excess of $10,000,000,000. Earnings on the Consideration Fund shall be the sole and exclusive property of Parent and the Surviving Corporation and shall be paid to Parent or the Surviving Corporation, as Parent directs. No investment or loss of the Consideration Fund shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this Article IV, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Consideration Fund.

               (d) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration pursuant to this Article IV, except as otherwise provided by Law.
               (e) Any portion of the Consideration Fund (including the proceeds of any investments thereof) that remains unclaimed by the former stockholders of the Company one (1) year after the Effective Time shall be delivered to Parent. Any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article IV with respect to such Certificates or Book-Entry Shares shall thereafter look only to Parent for payment of their claim for Merger Consideration in respect thereof.
               (f) Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to any Person in respect of cash from the Consideration Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, and any holder of such Certificate or Book-Entry Share who has not theretofore complied with this Article IV with respect thereto shall thereafter look only to Parent for payment of their claim for Merger Consideration in respect thereof.
               (g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (such affidavit shall be in a form reasonably satisfactory to Parent and the Paying Agent) by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which such Person is entitled in respect of such Certificate pursuant to this Article IV.
               Section 4.3 Shares of Dissenting Stockholders.
               (a) Notwithstanding anything in this Agreement other than Section 4.3(b) to the contrary, any shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such shares of Common Stock in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration unless and until such stockholder shall have effectively withdrawn or lost (through failure to perfect or otherwise) such stockholder’s right to obtain payment of the fair value of such stockholder’s Dissenting Shares under Section 262 of the DGCL, but shall instead be entitled only to such rights with respect to such Dissenting Shares as may be granted to such stockholder under Section 262 of the DGCL. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to stockholders of record prior to the Effective Time). The Company shall promptly provide any notices of dissent or demands for appraisal of any shares of Common Stock to Parent, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to each such dissent or demand. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such dissent or demand, or agree to do any of the foregoing.

               (b) If any stockholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such stockholder’s right to obtain payment of the fair value of such stockholder’s Dissenting Shares under Section 262 of the DGCL, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such stockholder’s shares of Common Stock shall no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the Effective Time, shall be treated as if they had as of the Effective Time been converted into the right to receive the Merger Consideration, without interest, as set forth in subsection (a) of Section 4.1.
               Section 4.4 Treatment of Stock Awards; ESPP.
               (a) Company Options. Each option to purchase Common Stock (excluding any purchase rights outstanding under the ESPP) that is outstanding immediately prior to the Effective Time (an “Option”) and that has an exercise price per share of Common Stock less than the Merger Consideration (an “In the Money Option”) shall, without any further action on the part of the holder of such In the Money Option, be cancelled at the Effective Time and the holder of such Option will, in substitution for and full settlement of such Option, be entitled to receive from Parent an amount, subject to any required withholding of Taxes pursuant to Section 7.14, in cash equal to the product of (x) the Merger Consideration less the exercise price per share of the Common Stock of such Option multiplied by (y) the number of shares of Common Stock subject to such Option (such product, the “Option Consideration”). Before the Effective Time, the Company shall take all actions (including causing the Company Board to take all actions) that are necessary to provide for (i) the acceleration of vesting of the In the Money Options contingent on the Closing such that all In the Money Options will be fully vested immediately prior to the Effective Time and (ii) the termination at the Effective Time of all In the Money Options in exchange for the applicable Option Consideration. Each Option that is not an In the Money Option will not be assumed or substituted for and will terminate at the Effective Time without any further action by the holder thereof in accordance with the terms of the applicable Company Equity Plan. Promptly after the date of this Agreement, the Company shall deliver written notice to each holder of an Option informing such holder of the effect of the Merger on the Options.
               (b) Restricted Stock Units. Each restricted stock unit on the Common Stock that is outstanding immediately prior to the Effective Time (a “RSU”) shall be cancelled at the Effective Time and the holder of such RSU will, in full settlement of such RSU, be entitled to receive from Parent an amount, subject to any required withholding of Taxes pursuant to Section 7.14, in cash equal to the product of (x) the Merger Consideration multiplied by (y) the maximum number of shares of Common Stock subject to such RSU (such product, the “RSU Consideration”). Before the Effective Time, the Company will take all actions (including causing the Company Board to take all actions) that are necessary to give effect to the transactions contemplated by this Section 4.5(b).
               (c) Waivers. Promptly after the date of this Agreement, the Company shall use its reasonable best efforts to obtain all necessary waivers, consents or releases, if any, in form and substance reasonably satisfactory to Parent, from holders of Options and RSUs and take all such other action, without incurring any liabilities in connection therewith, as Parent may deem to be necessary or reasonably required to give effect to the transactions contemplated by Section 4.4(a) or (b).
               (d) Company ESPP. The Company’s ESPP shall continue to be operated in accordance with its terms and past practice for the Purchase Period (as defined in the ESPP) that is in effect on the date of this Agreement (the “Current Purchase Period”); provided that if the Offer Closing is expected to occur prior to the end of the Current Purchase Period, the Company shall take all actions (including causing the Company Board to take all actions) to provide for an earlier Purchase Date (as defined in the ESPP) in accordance with Section 20.3 of the ESPP. Such earlier Purchase Date shall be as close to the Offer Closing Date as is administratively practicable, and the Company shall notify each participant in writing, at least ten (10) days prior to the earlier Purchase Date, that the Purchase Date for his or her option (including for purposes of determining the Purchase Price (as defined in the ESPP) of such option) has been changed to the earlier Purchase Date and that his or her option will be exercised automatically on the earlier Purchase Date, unless prior to such date he or she has withdrawn from the Purchase Period as provided in Section 11 of the ESPP. Further, the Company shall take action (including causing the Company Board to take all actions) to (i) clarify that no new participants may commence participation in the Current Purchase Period and (ii) suspend the commencement of any future Purchase Periods after the date of this Agreement unless and until this Agreement is terminated and shall terminate the ESPP as of the Offer Closing Date.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except (a) as is disclosed in the last annual report on Form 10-K (and any amendments thereto) filed by the Company with the SEC and in any Company SEC Reports filed subsequent to such annual report, in the case of both such annual report and such other Company SEC Reports, filed prior to the date of this Agreement, other than disclosures referred to in the “Risk Factors” or “Forward-Looking Statements” sections, as applicable, of such annual report on Form 10-K or Company SEC Reports to the extent that such disclosures are predictive, cautionary or forward-looking or (b) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:
               Section 5.1 Organization. Each of the Company and its Subsidiaries is a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent a copy of the Company’s and each Subsidiary’s certificate of incorporation and bylaws, as currently in effect, and is not in violation of any provision of such certificate of incorporation or bylaws.
               Section 5.2 Capitalization.
               (a) The authorized capital stock of the Company consists of (i) 65,000,000 shares of Common Stock, $0.001 par value per share, 23,867,815 of which are issued and outstanding as of the close of business on the date immediately preceding the date of this Agreement and (ii) 10,000,000 shares of preferred stock, $0.001 par value per share, none of which are issued and outstanding on the date of this Agreement. All of the outstanding shares of the Company’s capital stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date hereof, other than pursuant to the Company Equity Plans and except as set forth in Section 5.2(a) of the Company Disclosure Schedule, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in, the Company or any of its Subsidiaries, (ii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or (iii) voting trusts or similar agreements, to which the Company is a party with respect to the voting of the capital stock of the Company. Section 5.2(a) of the Company Disclosure Schedule contains a complete and accurate list of all Options, RSUs and other purchase rights under the Equity Plans outstanding as of the date of this Agreement together with the applicable exercise price.
               (b) Except as set forth in Section 5.2(b) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company free and clear of all liens, pledges, security interests or other encumbrances other than any transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” Laws of the various States of the U.S. Section 5.2(b) of the Company Disclosure Schedule lists all Subsidiaries of the Company and the jurisdiction of their incorporation or organization.
               (c) Neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company, which interest or investment is material to the Company and its Subsidiaries, taken as a whole.
               Section 5.3 Authorization; Validity of Agreement; Company Action.
               (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the approval of the Merger by the holders of a majority of the issued and outstanding shares of Common Stock (the “Required Company Stockholder Vote”), if required, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and, except for the Required Company Stockholder Vote, if required, the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
               (b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that the Transactions are advisable, fair to and in the best interests of the stockholders of the Company, (ii) adopting and approving this Agreement and the Transactions and declaring it advisable that the Company enter into this Agreement and consummate the Transactions, (iii) recommending that the Company’s stockholders accept the Offer and approve the Merger and (iv) approving taking all actions on behalf of the Company so that the restrictions contained in its certificate of incorporation, the restrictions on “business combinations” set forth in the Delaware Takeover Statute and the restrictions on “significant business transactions” set forth in the Washington Takeover Statute will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Transactions, including the Merger.
               (c) Piper Jaffray & Co. has delivered to the Company Board Piper Jaffray & Co.’s opinion to the effect that, as of the date of such Fairness Opinion and based on the assumptions, qualifications and limitations contained therein, the Offer Price and the Merger Consideration, taken together, are fair, from a financial point of view, to the holders of Common Stock (other than Common Stock held by Parent or its Affiliates) (the “Fairness Opinion”). The Company will make available to Parent a correct and complete copy of the form of such opinion solely for informational purposes as soon as possible after the receipt thereof by the Company.

               Section 5.4 Consents and Approvals; No Violations. The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and, subject to the approval of the Company’s stockholders (to the extent required), the consummation by the Company of the Transactions will not, except as set forth in Section 5.4 of the Company Disclosure Schedule, (a) violate any provision of the certificate of incorporation or bylaws of the Company, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets is bound, (c) violate any Law applicable to the Company, any of its Subsidiaries or any of their properties or assets or (d) other than in connection with or compliance with (A) the DGCL, (B) requirements under other state corporation Laws, (C) the HSR Act, if applicable, and any applicable competition, antitrust or investment Laws of jurisdictions other than the U.S., (D) Nasdaq rules and listing standards and (E) the Exchange Act, including, without limitation, the filing with the SEC of the Schedule 14D-9 and the Proxy Statement, require the Company to make any filing or registration with or notification to, or require the Company to obtain any authorization, consent or approval of, any court, legislative, executive or regulatory authority or agency (a “Governmental Entity”); except, in the case of clauses (b), (c) and (d), for such violations, breaches or defaults that, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to make or obtain, (1) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or (2) would occur or be required as a result of the business or activities in which Parent or Merger Sub is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Parent or Merger Sub.
               Section 5.5 SEC Reports; Disclosure Controls.
               (a) The Company has filed all reports and other documents with the SEC required to be filed or furnished by the Company since December 31, 2007 (such documents, together with any reports filed during such period by the Company with the SEC on a voluntary basis on Form 8-K, the “Company SEC Reports”). As of their respective filing dates, the Company SEC Reports (i) complied in all material respects with, to the extent in effect at the time of filing, the applicable requirements of the Securities Act and the Exchange Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) of the Company included in the Company SEC Reports complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, was prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).
               (b) The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. The Company has established and maintains “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) sufficient to provide reasonable assurances that (i) transactions are executed only in accordance with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals to prevent or timely detect the unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s financial statements. Since the date of the filing of the Company’s most recent annual report on Form 10-K, prior to the date of this Agreement, the Company’s outside auditors and the audit committee of the Company Board have not been advised of (x) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which adversely affect the Company’s ability to record, process, summarize and report financial information, and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Any material change in internal control over financial reporting and any significant deficiency or material weakness in the design or operation of internal control over financial reporting required to be disclosed in any Company SEC Report has been so disclosed and each significant deficiency and material weakness previously so disclosed has been remediated. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Reports, and the statements contained in such certifications are complete and correct, and the Company reasonably believes that they will be able to make such certifications, without qualification, when next due.
               Section 5.6 No Undisclosed Liabilities. Except for (a) liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 2009, (b) liabilities and obligations disclosed on the consolidated balance sheet of the Company included in the most recent annual report on Form 10-K, (c) liabilities and obligations incurred in connection with the Merger or otherwise as contemplated by this Agreement, and (d) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since December 31, 2009, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its consolidated Subsidiaries included in the Company SEC Reports.
               Section 5.7 Material Contracts.
               (a) As of the date hereof and other than as reflected in a Company SEC Report, the Company is not a party to or bound by any Contract, except as set forth in Section 5.7(a) of the Company Disclosure Schedule, (i) that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC, (ii) that would, after giving effect to the Merger, limit or restrict the Surviving Corporation or any successor thereto from engaging in any line of business or in any geographic area, (iii) with any supplier, customer, distributor, OEM, reseller, licensee or licensor (other than standard licenses purchased by the Company for off-the-shelf software) that is reasonably likely to involve annual consideration to any party thereto in excess of $250,000, (iv) with respect to joint venture or similar arrangements providing for sharing of profits or revenue with any other person, (v) relating to indebtedness for borrowed money, a conditional sale or, guarantee or (vi)

relating to a capitalized lease obligation in excess of $250,000. Each such contract described in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi) is referred to herein as a “Material Contract.”
               (b) Each Material Contract is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms and, to the Company’s knowledge, each other party thereto, and is in full force and effect, and the Company has performed all obligations required to be performed by it to the date hereof under each Material Contract and, to the Company’s knowledge, each other party to each Material Contract has performed all obligations required to be performed by it under such Material Contract, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has not received notice, nor does it have knowledge, of any violation of or default of any obligation under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Material Contract to which it is a party or by which it or any of its properties or assets is bound, except in each case for such violations, defaults or conditions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
               Section 5.8 Employee Benefit Plans; ERISA.
               (a) Section 5.8(a) of the Company Disclosure Schedule sets forth a list of all material employee benefit plans, including plans described in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), maintained for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries by the Company or by any trade or business, whether or not incorporated, which together with the Company is treated as a single employer under section 414(b) or (c) of the Code (each such plan, a “Benefit Plan”) and all material employment and severance agreements currently in effect between the Company or any of its Subsidiaries and any of their respective employees (each such agreement, a “Benefit Agreement”).
               (b) With respect to each Benefit Plan and Benefit Agreement: (i) if intended to be qualified under section 401(a) of the Code, such Benefit Plan (A) is the subject of an unrevoked favorable determination letter from the IRS, (B) has remaining a period of time under the Code or applicable Treasury regulations or IRS pronouncements in which to request, and make any amendments necessary to obtain, such a letter from the IRS, or (C) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan, and, to the knowledge of the Company, nothing has occurred since the date of the most recent such determination, opinion or advisory letter that would adversely affect such qualification, (ii) to the knowledge of the Company, such Benefit Plan or Benefit Agreement has been administered in accordance with its terms and applicable Law, and (iii) no disputes are pending, or, to the knowledge of the Company, threatened that, if decided adversely to the Company, would give rise to liability on the part of the Company.
               (c) None of the Company or its Subsidiaries sponsors, maintains or contributes to, or during the last six (6) years has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a “multiemployer plan,” as defined in section 3(37) of ERISA, (ii) a multiple employer plan within the meaning of section 4063 or 4064 of ERISA, or (iii) an employee benefit plan that is subject to section 302 of ERISA, Title IV of ERISA or section 412 of the Code.
               (d) All contributions required to be made to any Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the Company’s financial statements to the extent required by GAAP.
               (e) None of Company or its Subsidiaries nor, to the knowledge of the Company, any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Benefit Plans or their related trusts, the Company, any Company Subsidiary or, to the knowledge of the Company, any Person that the Company or any Company Subsidiary has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
               (f) With respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and, (ii) except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (A) the fair market value of the assets of such Benefit Plan equals or exceeds the actuarial present value of all accrued benefits under such Benefit Plan (whether or not vested) based on the assumptions used in the latest annual actuarial report for such plan; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (C) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (D) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would reasonably be expected to be incurred by the Company or any Company Subsidiary; and (E) to the knowledge of the Company, the PBGC has not instituted proceedings to terminate any such Benefit Plan and, to the Company’s knowledge, no condition exists which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Benefit Plan.
               (g) The Company and the Company Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Company and the Company Subsidiaries.
               (h) Except as set forth in Section 5.8(h) of the Company Disclosure Schedule, neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any Company Subsidiary, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.
               (i) Each Company Benefit Plan and each Company employment agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been established and maintained in all material respects in accordance with the requirements of Section 409A of the Code and the Treasury Regulations thereunder.
               Section 5.9 Litigation. Except as set forth in Section 5.9 of the Company Disclosure Schedule, as of the date hereof, there is no action, claim, suit or proceeding pending or, to the knowledge of the Company, threatened, that would reasonably be expected to materially affect the Company, any of its Subsidiaries, or their respective assets or businesses.
               Section 5.10 Compliance with Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in violation of, or in default under, any Law, in each case, applicable to the Company or any of its Subsidiaries or any of their respective assets and properties. Notwithstanding the foregoing, this Section 5.10 shall not apply to employee benefit plans, Taxes, Environmental Laws, labor matters, and FDA regulatory compliance which are the subject exclusively of the representations and warranties in Section 5.8, Section 5.12, Section 5.14, Section 5.15 and Section 5.16, respectively.
               Section 5.11 Intellectual Property.
               (a) Section 5.11 of the Company Disclosure Schedule sets forth all (i) issued patents and pending patent applications, (ii) trademark registrations and applications for registration thereof and (iii) copyright registrations, in each case that are owned by or on behalf of the Company or any of its Subsidiaries. With respect to each item of Intellectual Property required to be identified in this Section 5.11, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (x) except as set forth in Section 5.11(a) of the Company Disclosure Schedule, the Company or one of its Subsidiaries own all right, title, and interest in and to such item, free and clear of any lien other than Permitted Liens; (y) such item is not subject to any outstanding injunction, judgment, or order of any Governmental Entity of which the Company has received written notice; and (z) no lawsuit of which the Company has received written notice is pending or, to the knowledge of the Company, is threatened that challenges the validity or enforceability of such item. Section 5.11(a) of the Company Disclosure Schedule also lists any licenses granted by the Company or its Subsidiaries with respect to Intellectual Property, including the name of the licensee(s).
               (b) Section 5.11(b) of the Company Disclosure Schedule sets forth a list of all material agreements under which the Company or any of its Subsidiaries licenses from a third party material Intellectual Property that is used by the Company or such Subsidiary in the conduct of its business, as presently conducted, except for off-the-shelf software programs and other readily available commercial software that the Company and any of its Subsidiaries use in the ordinary course of business in accordance with the terms of any applicable licenses related thereto (such agreements being referred to as “License-In Agreements”). Each License-In Agreement is valid, binding, and in full force and effect against the Company or its Subsidiaries and to the knowledge of the Company against any other party thereto. Neither the Company nor any of its Subsidiaries is in material default of any such License-In Agreement, and no event has occurred that constitutes a material default thereunder, except for any of the foregoing that have not had, and are not reasonably expected to have, a Company Material Adverse Effect. To the knowledge of the Company, no other party to a License-In Agreement is in material default thereunder.
               (c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or have the right to use, without payments to any other Person other than payments described in any agreement disclosed to Parent, all Intellectual Property used in the operation of the business of the Company and its Subsidiaries as and where the business is presently conducted. The Company and its Subsidiaries have taken commercially reasonable actions required to maintain each item of Intellectual Property that they own or use, except where the failure to take such actions would not reasonably be expected to have a Company Material Adverse Effect.

               (d) To the knowledge of the Company, except as would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the operation of the business of the Company or any of its Subsidiaries as and where presently conducted does not infringe or misappropriate, any Intellectual Property rights of third parties. Except as set forth in Section 5.11(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice during the past two (2) years (or earlier, if not resolved), alleging any such infringement or misappropriation (including any written claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party), excluding any of the forgoing that would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no third party has infringed upon or misappropriated any Intellectual Property rights of the Company or any of its Subsidiaries during the past two (2) years (or earlier if not resolved), excluding any such infringement or misappropriation that would not reasonably be expected to have a Company Material Adverse Effect.
               (e) To the knowledge of the Company, as of the Effective Time, no former or current stockholder, employee, director or officer of the Company or any of its Subsidiaries will have, directly or indirectly, any material interest in any material Intellectual Property used in the business of the Company and its Subsidiaries as and where presently conducted.
               Section 5.12 Taxes.
               (a) Each of the Company and its Subsidiaries has (i) timely filed all Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such returns were true, correct and complete in all material respects when filed and (ii) paid or accrued (in accordance with GAAP) all Taxes (whether or not such Taxes were shown to be due on any Tax Returns) other than such Taxes as are being contested in good faith by the Company or its Subsidiaries;
               (b) Except as set forth in Section 5.12(b) of the Company Disclosure Schedule, there are no pending federal, state, local or foreign audits or examinations of any Tax Return of the Company or its Subsidiaries; any deficiencies proposed as a result of any audits of the Company or Subsidiary have been paid or settled; and there are no material outstanding, pending or threatened Tax claims, deficiencies, assessments or adjustments with respect to the Tax Returns of the Company or its Subsidiaries;
               (c) There are no outstanding written waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries;
               (d) Within the past five (5) years, no written inquiry or claim has been made by any Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction and no such inquiry or claim exists which has not been resolved by a determination by such Governmental Entity that the Company and its Subsidiaries are not so subject to taxation;
               (e) There are no liens for Taxes upon the assets of the Company or any of its Subsidiaries, except for liens for current Taxes not yet due; and
               (f) The Company has made available to Parent correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries since 2007.

               Section 5.13 Assets and Properties.
               (a) Tangible Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and/or one or more of its Subsidiaries has valid title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to, all of the real properties and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.
               (b) Real Property. Neither the Company nor any Subsidiary owns any real property. Section 5.13(b) of the Company Disclosure Schedule sets forth the address of each Leased Real Property and a complete and accurate list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease). The Company has delivered or made available to Parent a complete and correct copy of each such Lease. Except for matters that, individually or in the aggregate would not have a Company Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legally valid and binding and enforceable against the Company or the applicable Subsidiary in accordance with its terms, (ii) neither the Company nor any Subsidiary nor, to the knowledge of the Company, the other party to any Lease is in breach or default under such Lease, and, to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, (iii) neither the Company nor any Subsidiary has subleased or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof, and (iv) the Leased Real Property comprises all of the real property used by the Company and the Subsidiaries in the business of the Company and the Subsidiaries as currently conducted. Except for matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment and all components thereof included in the Leased Real Property are in good condition and repair and sufficient for the operation of the businesses of the Company and the Subsidiaries as currently conducted.
               Section 5.14 Environmental.
               (a) Each of the Company and its Subsidiaries is in compliance in all materials respects with all Environmental Laws, which compliance includes the possession by the Company and its Subsidiaries of material permits and other governmental authorizations required for their current operations under applicable Environmental Laws, and compliance with the terms and conditions thereof;
               (b) Neither the Company nor any of its Subsidiaries has received written notice of any Environmental Claims against the Company or any Subsidiary; and
               (c) With respect to the real property currently owned, leased or operated by the Company or any of its Subsidiaries, there have been no releases of Hazardous Materials by the Company, or to the knowledge of the Company, by any other Person, that require a Cleanup.
               Section 5.15 Labor Matters.
               (a) Each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to labor, employment, termination of employment or similar matters and has not engaged in any unfair labor practices or similar prohibited practices except in each case for any instance of noncompliance that, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.

               (b) As of the date hereof, there are no pending or, to the knowledge of the Company, threatened strikes, lockouts, work stoppages or slowdowns involving the employees of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any such strikes, lockouts, work stoppages or slowdowns within the past three (3) years that individually or in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect.
               (c) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, and, to the knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries.
               (d) There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries.
               Section 5.16 FDA Regulatory Compliance.
               (a) Except as set forth in Section 5.16(a) of the Company Disclosure Schedule, each product of the Company that is subject to the U.S. Food, Drug and Cosmetic Act (including the rules and regulations of the FDA promulgated thereunder, the “FDCA”) or comparable applicable Laws in any non-U.S. jurisdiction (each such product, a “Medical Device”), is being or has been developed, manufactured, sold, licensed, imported for resale, tested, processed, labeled, stored, distributed and marketed in compliance, in all material respects, with all necessary Permits and other applicable requirements under the FDCA and comparable applicable Laws in any non-U.S. jurisdiction, including those relating to premarket clearance or approval, establishment registration, device listing, quality system regulation, current Good Manufacturing Practices (“cGMP”), labeling, advertising, record keeping and filing of required reports.
               (b) All material reports, documents, claims, Permits and notices required to be filed, maintained or furnished with or to the FDA or any other Governmental Entity by the Company have been so filed, maintained or furnished. All such reports, documents, claims, Permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). All such reports, documents, claims, Permits and notices have been provided or made available to Parent.
               (c) Except as set forth in Section 5.16(c) of the Company Disclosure Schedule, the Company has not received any FDA Form 483, notice of adverse finding, demand letters, warning letters, or other correspondence or notice from the FDA, or other Governmental Entity (i) alleging or asserting noncompliance with any applicable Laws or Permits; or (ii) contesting the premarket clearance or approval of, the uses of or the labeling or promotion of any Medical Device.
               (d) Except as set forth in Section 5.16(d) of the Company Disclosure Schedule, the Permits issued to the Company by the FDA or any other Governmental Entity have not been limited, suspended, or revoked. No medical device report (or its counterpart in non-U.S. jurisdictions) with respect to any Medical Device has been reported by the Company to the FDA or other Governmental Entity, and to the knowledge of the Company, no medical device report (or its counterpart in non-U.S. jurisdictions) with respect to any Medical Device is under investigation by the FDA or other Governmental Entity.

               (e) Except as set forth in Section 5.16(e) of the Company Disclosure Schedule, the Company has not voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, or “dear doctor” letter relating to an alleged lack of safety, efficacy or regulatory compliance of any Medical Device.
               (f) The Company has not received any written notice that the FDA or any other Governmental Entity has (i) commenced, or threatened to initiate, any action to withdraw its premarket clearance or premarket approval of any Medical Device; (ii) requested the recall of any Medical Device; (iii) commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Medical Device; or (iv) commenced, or threatened to initiate, any action to enjoin the manufacture or distribution of any Medical Device produced at any facility where any Medical Device is manufactured, tested, processed, packaged or held for sale.
               (g) To the Company’s knowledge, the Company has not: (i) employed in any capacity any individual who has been debarred pursuant to the FDCA; or (ii) committed any act, made any statement or failed to make any statement that would breach the FDA’s policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” 56 Fed. Reg. 46191 (September 10, 1991), or any similar laws, rules, regulations or policies, whether under the jurisdiction of the FDA or a similar entity in any other jurisdiction, and any amendments or other modification thereto.
               Section 5.17 Proxy Statement. The Proxy Statement, if any (and any amendment thereof and supplement thereto), will not, at the date the Proxy Statement is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.
               Section 5.18 Brokers or Finders. No investment banker, broker, finder, consultant or intermediary other than Piper Jaffray & Co., the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
               Section 5.19 Stockholders’ Rights Agreement. The Company has not adopted, and does not intend to adopt, a stockholders rights agreement, “poison pill” or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares or any other equity or debt securities of the Company.
               Section 5.20 State Takeover Statutes. The Company Board has unanimously approved the terms of this Agreement and the consummation of the Transactions, and such approval represents all the actions necessary to render inapplicable to this Agreement and the Transactions, the restrictions on “business combinations” set forth in the Delaware Takeover Statute or the restrictions on “significant business transactions” set forth in the Washington Takeover Statute, to the extent such restrictions would otherwise be applicable to this Agreement and the Transactions. No other “moratorium”, “control share acquisition”, “fair price” or other form of state takeover statute or similar state statute or regulation applies to this Agreement or the Transactions.

               Section 5.21 Insurance. Section 5.21 of the Company Disclosure Schedule sets forth (a) a list of the material policies of insurance currently maintained by the Company or any of its Subsidiaries (including material policies of insurance maintained for purposes of providing benefits such as workers’ compensation and employers’ liability coverage) pursuant to which the Company or any of its Subsidiaries is a named insured or is otherwise a beneficiary and (b) a list of all material claims currently pending under such policies of insurance (including with respect to insurance obtained but not currently maintained). Except for those matters that, materially or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, (y) all such policies are in full force and effect and cover the assets and risks of the Company and its Subsidiaries in a manner consistent with customary practices of companies engaged in businesses and operations similar to those of the Company and its Subsidiaries and (z) all premiums due on such policies have been paid and no notice of cancellation or termination or intent to cancel has been received by the Company or any of its Subsidiaries with respect to such policies.
               Section 5.22 Related Party Transactions. Except to the extent disclosed under the headings “Certain Relationships and Related Person Transactions” in the Company SEC Reports, there are and have been no transactions, agreements, arrangements or understandings involving the Company or its Subsidiaries that would be required to be disclosed under Item 404 of Regulation S-K under the Exchange Act.
               Section 5.23 Inventory. All inventory of the Company and its Subsidiaries consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, subject to normal and customary reserves and allowances in accordance with GAAP and consistent with past practice, which items have been written off or written down to fair market value or for which adequate reserves have been provided in the Company’s financial statements as of and for the period ended September 30, 2010.
               Section 5.24 Accounts Receivable. All accounts receivable of the Company reflected in the financial statements for the period ended September 30, 2010 arose from bona fide sales transactions in the ordinary course of business. The Company has good title to all of its accounts receivable free and clear of all liens other than Permitted Liens or as set forth in Section 5.24 of the Company Disclosure Schedule.
               Section 5.25 Ethical Practices. Except as permitted under applicable Law, neither the Company nor any of its Subsidiaries has offered or given anything of value to any official of a Governmental Entity, any political party or official thereof, or any candidate for political office (a) with the intent of inducing such Person to use such person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or any of its Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person or (b) which constitutes a bribe, kickback or illegal or improper payment to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with any Governmental Entity.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
               Section 6.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has made available to the Company a copy of the certificate of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, as currently in effect, and neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation or bylaws or other equivalent organizational documents.
               Section 6.2 Authorization; Validity of Agreement; Necessary Action.
               (a) Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, approval and adoption of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary action of Parent and Merger Sub, and no other action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
               (b) The board of directors of Parent has properly and validly authorized and approved this Agreement and the Transactions in accordance with applicable Law.
               (c) The board of directors of Merger Sub, at a meeting duly called and held (or acting by written consent) duly and unanimously adopted resolutions (i) approving this Agreement and the Transactions, (ii) determining that the terms of the Transactions are fair to and in the best interests of Merger Sub, its stockholder and Parent as the parent of Merger Sub, and (iii) recommending that the sole stockholder of Merger Sub, approve and adopt this Agreement and the Merger.
               (d) The stockholder of Merger Sub has unanimously adopted and approved this Agreement and the Transactions upon the terms and subject to the conditions set forth herein.
               Section 6.3 Consents and Approvals; No Violations. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions will not, (i) violate any provision of the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent or Merger Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, (iii) violate any Law applicable to Parent, any of its Subsidiaries or any of their properties or assets or (iv) other than in connection with or compliance with (A) the DGCL, (B) requirements under other state corporation Laws, (C) the HSR Act, if applicable, and any applicable competition, antitrust or investment Laws of jurisdictions other than the U. S., and (D) the Exchange Act, including without limitation, the filing with the SEC of the Schedule TO, require on the part of Parent or Merger Sub any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity.
               Section 6.4 Litigation. There is no action, claim, suit or proceeding pending or, to the knowledge of Parent and Merger Sub, threatened, that would, individually or in the aggregate, reasonably be expected to affect Parent or Merger Sub or their respective assets or businesses.
               Section 6.5 Ownership of Capital Stock. None of Parent, Merger Sub or their respective Affiliates are or ever have been, with respect to the Company, an “interested stockholder” as such term is defined in the Delaware Takeover Statute or an “acquiring person” as such term is defined in the Washington Takeover Statute, and none of them have taken any action that would cause any antitakeover statute to apply to the Transactions.
               Section 6.6 Compliance with Law. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in violation of, or in default under, any Law, in each case, applicable to Parent or any of its Subsidiaries or any of their respective assets and properties.
               Section 6.7 Merger Sub’s Operations. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not owned any assets, engaged in any business activities or conducted any operations other than in connection with the Transactions.
               Section 6.8 Proxy Statement. None of the information supplied by Parent or Merger Sub for inclusion in the Proxy Statement, if any (and any amendment thereof and supplement thereto), will, at the date the Proxy Statement is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company if an inclusion or incorporation by reference therein.
               Section 6.9 Sufficient Funds. Parent currently has available to it, and will cause Merger Sub to have (i) at the Offer Closing Date, sufficient immediately available funds (through existing credit arrangements or otherwise) to pay the Offer Price for all shares of Common Stock tendered into the Offer, subject to the terms and conditions of the Offer and this Agreement and (ii) at the Effective Time, sufficient immediately available funds (through existing credit arrangements or otherwise), to pay in full the Merger Consideration, Option Consideration and RSU Consideration and to pay when due all of its fees and expenses related to the Transactions, subject to the terms and conditions of this Agreement.
               Section 6.10 Brokers or Finders. No investment banker, broker, finder, consultant or intermediary, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
ARTICLE VII
COVENANTS
               Section 7.1 Interim Operations of the Company. During the period from the date of this Agreement until the earlier of (a) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 2.4(a), (b) the Effective Time and (c) the date, if any, on which this Agreement is earlier terminated pursuant to Section 9.1 (except (x) as may be required by Law, (y) with the prior written consent of Parent (provided that Parent shall be deemed to have consented if Parent does not object within seventy-two (72) hours after a written request for such consent is delivered to Parent by the Company), which consent shall not be unreasonably withheld, delayed or conditioned, or (z) as contemplated or permitted by this Agreement, the business of the Company and its Subsidiaries shall be conducted only in the ordinary and usual course of business in all material respects consistent with past practice, and, to the extent consistent therewith, the Company and its Subsidiaries shall use commercially reasonable efforts to (1) preserve intact their current business organization and (2) preserve their relationships with customers, suppliers and others having business dealings with them; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters addressed specifically by any provision of this Section 7.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision. Without limiting the generality of the foregoing, except (A) as may be required by Law, (B) with the prior written consent of Parent (provided that Parent shall be deemed to have consented if Parent does not object within seventy-two (72) hours after a written request for such consent is delivered to Parent by the Company), which consent shall not be unreasonably withheld, delayed or conditioned, or (C) as contemplated or permitted by this Agreement, until the earlier of (1) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 2.4(a), (2) the Effective Time and (3) the date, if any, on which this Agreement is earlier terminated pursuant to Section 9.1, neither the Company nor any of its Subsidiaries will:
               (a) amend its certificate of incorporation or bylaws (or equivalent organizational documents);
               (b) except for Common Stock to be issued or delivered pursuant to the exercise of Options outstanding on the date hereof under the Company Equity Plans or the ESPP, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any shares of capital stock of any class or any other ownership interest of the Company or any of its Subsidiaries, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of the Company or any of its Subsidiaries, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of the Company or any of its Subsidiaries or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest of the Company or any of its Subsidiaries, or (ii) any other securities of the Company or any of its Subsidiaries in respect of, in lieu of, or in substitution for, Common Stock outstanding on the date hereof;
               (c) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding Common Stock;
               (d) split, combine, subdivide or reclassify any Common Stock or declare, set aside for payment or pay any dividend or other distribution in respect of any Common Stock or otherwise make any payments to stockholders in their capacity as such;
               (e) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than the Merger;

               (f) acquire, sell, lease, dispose of, pledge or encumber any assets that, in the aggregate, are material to the Company and its Subsidiaries, taken as a whole (other than the sale of inventory in the ordinary course of business);
               (g) incur any material indebtedness for borrowed money in addition to that incurred as of the date of this Agreement or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any wholly owned Subsidiary of the Company (other than borrowings);
               (h) grant any increases in the compensation of its directors, officers or key employees, except in the ordinary course of business, or enter into any new employment or severance protection agreements with any such directors, officers or key employees;
               (i) except as may be contemplated by this Agreement or in the ordinary course of business, terminate or amend any Benefit Plans;
               (j) change any of the accounting methods used by the Company unless required by GAAP or applicable Law;
               (k) except as set forth in Schedule 7.1(k), make, or agree to make, any capital expenditures in excess of Fifty Thousand US Dollars ($50,000);
               (l) settle or compromise any material claim by or against the Company;
               (m) allow any insurance maintained by the Company to cease being in full force and effect; or
               (n) take any action which would cause the conditions to the Closing to not be satisfied.
               Section 7.2 Access to Information. The Company shall (and shall cause each of its Subsidiaries to) afford to Representatives of Parent reasonable access, in a manner not disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, books and records of the Company and its Subsidiaries; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Merger Sub if such disclosure would, in the reasonable judgment of the Company, (a) cause significant competitive harm to the Company or its Subsidiaries if the Transactions are not consummated, (b) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (c) jeopardize any attorney-client or other legal privilege; provided further, however, that nothing herein shall authorize Parent or its Representatives to undertake any further investigation of the Company, including environmental investigations or sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries. The Mutual Non-Disclosure Agreement, dated July 25, 2010 (the “Non-Disclosure Agreement”), between the Company and Parent shall apply with respect to information furnished by the Company, its Subsidiaries and the Company’s officers, employees, and other Representatives hereunder.
               Section 7.3 Acquisition Proposals.
               (a) Subject to Section 7.3(b), from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its Representatives to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information, except information relating to the existence of these provisions), or take any other action designed to facilitate, directly or indirectly, any inquiries or the making of any Acquisition Proposal or (ii) participate in any discussions (except as to the existence of these provisions) or negotiations relating to any Acquisition Proposal. Subject to Section 7.3(b), from the date hereof the Company shall cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal. The Company shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to any Acquisition Proposal with or for the benefit of the Company to promptly return or destroy all information, documents and materials relating to an Acquisition Proposal or the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person.
               (b) Notwithstanding anything to the contrary contained in Section 7.3(a) if at any time prior to the Offer Closing, the Company receives an unsolicited bona fide written Acquisition Proposal from a third party which the Company Board determines constitutes or could reasonably be likely to result in a Superior Proposal, the Company may, in response to such Acquisition Proposal (provided such Acquisition Proposal did not result from a breach by the Company of Section 7.3(a), Section 7.3(b) or Section 7.3(c)), (A) furnish information with respect to the Company and its Subsidiaries to any Person making such Acquisition Proposal pursuant to a customary confidentiality agreement (as determined after consultation with its outside counsel) (an “Acceptable Confidentiality Agreement”), the benefits of the terms of which, if more favorable to the other party to such confidentiality agreement than those in place with Parent, shall be extended to Parent and the Company shall simultaneously provide Parent a copy of all information furnished to such Person to the extent it has not previously been so furnished to Parent, and (B) participate in discussions and negotiations regarding such Acquisition Proposal. From and after the date hereof, except as restricted by a confidentiality agreement or similar obligation in effect as of the date hereof by which the Company is bound, if the Company has received an Acquisition Proposal, it shall promptly advise Parent orally and in writing of such Acquisition Proposal, any request for information, and the material terms and conditions of such request or Acquisition Proposal, and shall keep Parent reasonably informed of the status and details of any such Acquisition Proposal.
               (c) Except as expressly permitted by this Section 7.3(c), neither the Company Board, nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or the Transactions or the approval of this Agreement by the stockholders at the Company Stockholders Meeting (a “Change of Recommendation”), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal other than this Agreement, or (iii) cause or permit the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement or understanding (an “Acquisition Agreement”) related to any Acquisition Proposal. Notwithstanding the foregoing, prior to the Offer Closing , (i) in response to the receipt of a written Acquisition Proposal (that has not been withdrawn) in connection with which the Company has not breached Section 7.3(a) (subject to Section 7.3(b)), if the Company Board determines that such Acquisition Proposal is a Superior Proposal, then the Company Board may approve or recommend such Superior Proposal and, in connection with the approval or recommendation of such Superior Proposal, make a Change of Recommendation and/or terminate this Agreement (and subject to Article IX, including payment of the Termination Fee, in connection with such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to such Superior

Proposal); provided that: (A) prior to the Company entering into an Acquisition Agreement to effect such Superior Proposal, the Company shall have provided to Parent prompt written notice advising Parent of the decision of the Company Board to take such action and the reasons therefor, including the material terms and conditions of the Acquisition Proposal; (B) the Company shall have given Parent five (5) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if Parent proposes to revise the terms of this Agreement or make another proposal, the Company shall have, during such period, negotiated in good faith with Parent with respect to such proposed revisions or other proposal (it being agreed that any material changes to any Acquisition Proposal shall require a new notice and a new five (5) Business Day period for negotiations) and (C) the Company Board shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law and (ii) other than in connection with an Acquisition Proposal, if the Company Board determines in good faith, after consultation with its legal counsel, that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company Board may make a Change of Recommendation.
               (d) Nothing in this Section 7.3 shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e 2(a), Rule 14D-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable law (including, without limitation, any amendments to its Schedule 14D-9 relating to a Change of Recommendation) if the Company Board determines, after consultation with outside counsel, that failure to so disclose such position could constitute a violation of applicable law and any such disclosure which would otherwise constitute a withdrawal, change or modification of the approval or recommendation of the Company Board, shall not be deemed to constitute such a withdrawal, change or modification with respect to the Merger for the purposes of Section 7.3(c) if the Company Board expressly publicly reaffirms its approval and recommendation of this Agreement within five (5) Business Days after a request by Parent to do so. In addition, it is understood and agreed that, for purposes of this Section 7.3, a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a “stop-look-and-listen” communication shall not constitute a withdrawal, change or modification of the approval or recommendation of the Company Board with respect to the Transactions for the purposes of Section 7.3(c).
               Section 7.4 Employee Benefits.
               (a) As of the Effective Time, and for a period of at least one (1) year thereafter, Parent agrees to (i) provide or cause its Subsidiaries (including the Surviving Corporation) to provide each of the employees of the Company and its Subsidiaries (the “Employees”) with base salary or wage rates and other cash compensation that, in the aggregate, are substantially comparable to those in effect for such Employee immediately prior to the Effective Time and (ii) either (A) maintain or cause its Subsidiaries (including the Surviving Corporation) to maintain the Benefit Plans at the benefit levels in effect on the date hereof or (B) provide or cause its Subsidiaries (including the Surviving Corporation) to provide employee benefits (including, without limitation, retirement, health and life insurance benefits but excluding equity based benefits) that, in the aggregate, are substantially comparable to each Employee (and such Employee’s spouse and dependents) to those in effect under the Benefit Plan for such Employee (and his or her spouse and dependents) immediately prior to the Effective Time.
               (b) As of the Effective Time, Parent shall honor or cause to be honored, in accordance with their terms, all Benefit Agreements and all incentive, bonus, individual benefit,

employment, employment termination, severance and other compensation agreements, plans and arrangements, including the Company’s executive change-in-control and general severance and retention plans (collectively, the “CIC Plans”), in each case existing immediately prior to the execution of this Agreement, that are between the Company or any of its Subsidiaries and any current or former officer, director or employee thereof or for the benefit of any such current or former officer, director or employee, provided that the foregoing shall not apply to any officer, director or employee who has entered into or will enter into an individual agreement with Parent or Parent’s Subsidiaries.
               (c) Parent shall treat, and shall cause each benefit plan, program, practice, policy and arrangement maintained by Parent or its Subsidiaries (including the Surviving Corporation) or Affiliates following the Effective Time and in which any of the Employees participate or are eligible to participate (the “Parent Plans”) to treat, for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits (but not for accrual of benefits under any “pension plan,” as defined in Section 3(2) of ERISA) and all other purposes, all service with the Company and its Subsidiaries (or predecessor employers to the extent the Company or any Benefit Plan provides past service credit) as service with Parent and its Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or with respect to newly implemented plans for which prior service is not taken into account or with respect to plans for which participation, service and/or benefit accrual is frozen. Parent shall cause each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations to the extent waived, satisfied or not included under the corresponding Benefit Plan, and (ii) to recognize for each Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by the Employee and his or her spouse and dependents under a corresponding Benefit Plan during the calendar year in which occurs the later of the Effective Time and the date on which the Employee begins participation in such Parent Plan.
               (d) This Section 7.4 shall be binding upon and inure solely to the benefit of each party to this Agreement, and nothing in this Section 7.4, express or implied, is intended to confer upon any other Person, including, any current or former director, officer or employee of the Company or any Company Subsidiary, any rights or remedies of any nature whatsoever under or by reason of this Section 7.4.
               Section 7.5 Publicity. The initial press release by each of Parent and the Company with respect to the execution of this Agreement shall be acceptable to Parent and the Company. During the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 9.1, neither the Company nor Parent (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the Transactions without the prior agreement of the other party, except as may be required by Law or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other party before making any such public announcements; provided that the Company will no longer be required to obtain the prior agreement of or consult with Parent in connection with any such press release or public announcement if the Company Board has effected a Change of Recommendation or in connection with any such press release or public announcement pursuant to Section 7.3(c).
               Section 7.6 Directors’ and Officers’ Insurance and Indemnification.

               (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of the Company or any of its present or former Subsidiaries or corporate parents (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the Transactions) to the fullest extent permitted by and subject to the limitations in applicable Law, and Parent shall, and shall cause the Surviving Corporation to, promptly advance expenses as incurred to the fullest extent permitted by Law. The provisions relating to indemnification in the certificate of incorporation or bylaws of the Surviving Corporation will not be amended, repealed or modified after the Effective Time in any manner that would materially adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.
               (b) Parent shall cause to be maintained in effect for not less than six (6) years from the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company’s Subsidiaries for the Indemnified parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time (collectively, the “Insured Parties”) with respect to matters occurring at or prior to the Effective Time (including the Transactions); provided that, in lieu of the purchase of such insurance by Parent or the Surviving corporation, the Company may at its option prior to the Effective Time purchase a six-year extended reporting period or “tail” policy for directors’ and officers’ liability insurance and fiduciary liability insurance providing at least the same coverage with respect to matters occurring at or prior to the Effective Time.
               (c) This Section 7.6 is intended to benefit the Indemnified Parties, and shall be binding on all successors and assigns of Parent, Merger Sub, the Company and the Surviving Corporation.
               (d) In the event that Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns, as the case may be, assume the obligations set forth in this Section 7.6.
               Section 7.7 Proxy Statement; Stockholders Meeting.
               (a) If the adoption of this Agreement by the stockholders of the Company is required by the DGCL, so long as the Company Board shall not have effected a Change of Recommendation, (a) the Company shall take all action necessary in accordance with applicable Law and its certificate of incorporation and bylaws and the Nasdaq Marketplace Rules to call, give notice of, convene and hold a meeting of the Company’s stockholders (including any adjournment or postponement thereof, the “Company Stockholders Meeting”) as soon as is reasonably practicable following the Offer Closing for the purpose of approving this Agreement, and (b) in connection with the Company Stockholders Meeting, as soon as is reasonably practicable following the Offer Closing the Company shall prepare and file with the SEC a proxy statement (together with all amendments and supplements thereto, the “Proxy Statement”) relating to the Merger and this Agreement and furnish the information required to be provided to the stockholders of the Company pursuant to the DGCL and the Exchange Act; provided, that, if upon the date initially fixed for the Company Stockholders Meeting, the conditions set forth in Section 8.1(b) and Section 8.1(c) have not been met, the Company may reschedule or adjourn the Company Stockholders Meeting to such later date as the Company, in its reasonable discretion, considers to be more proximate to the probable satisfaction of such conditions. Parent will provide the Company with any information which may be required in order to effectuate the preparation and filing of the Proxy Statement. Promptly after its preparation and prior to its filing with the SEC, the Company shall provide a copy of the Proxy Statement, and any amendment to the Proxy Statement, to Parent, and will consider inclusion into the Proxy Statement comments timely received from Parent or its counsel. The Company shall give Parent notice of any comments on the Proxy Statement received by the SEC, and shall promptly respond to SEC comments, if any. So long as the Company Board shall not have effected a Change of Recommendation, the Proxy Statement shall include the recommendation of the Company Board that the Company’s stockholders approve this Agreement (the “Company Recommendation”).
               (b) At the Company Stockholders Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the shares of Common Stock then owned of record by Parent or Merger Sub in favor of the adoption of this Agreement and approval of the Merger, and Parent shall use its reasonable best efforts to deliver or provide (or cause to be delivered or provided), in its capacity as a stockholder of the Company, any other approvals that are required by applicable Law to effect the Merger.
               (c) Notwithstanding the foregoing, if following the Offer and any subsequent offering period, Parent and its Subsidiaries shall own at least ninety percent (90%) of the outstanding shares of the Common Stock (the “Short-Form Threshold”), the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Merger Sub of any shares of Common Stock held by Parent or any Subsidiary of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Company Stockholder Meeting in accordance with Section 253 of the DGCL.
               Section 7.8 Best Efforts.
               (a) Upon the terms and subject to the conditions set forth in this Agreement, the Company and Parent shall each use their reasonable best efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions; (ii) obtain from any Governmental Entities any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by the Company, Parent or any of their respective Subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the Transactions; (iii) promptly make all necessary registrations and filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger (A) required under any applicable federal or state securities Laws, (B) required under any applicable competition, antitrust or investment Laws of jurisdictions other than the U.S., (C) required under any other applicable Law; provided, however, that the Company and Parent will cooperate with each other in connection with the making of all such filings, including providing copies of all such filings and attachments to outside counsel for the non-filing party; (iv) furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transactions; (v) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case relating to the Transactions; (vi) permit the other parties to review any material communication delivered to, and consult with the other parties in advance of any meeting or conference with, any Governmental Entity relating to the Transactions or in connection with any proceeding by a private party relating thereto, and giving the other party the opportunity to attend and participate in such meetings and conferences; (vii) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions; and (viii) execute and deliver any additional instruments necessary to consummate the Transactions.
               (b) Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall give prompt notice to the other of any written notice or other communication from any Governmental Entity in connection with the Transactions.
               Section 7.9 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Offer Closing Date, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Offer Closing Date. Prior to the Offer Closing Date, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
               Section 7.10 Rule 14d-10 Matters. Notwithstanding anything in this Agreement to the contrary and subject in any event to the provisions of Section 7.1(b), the Company will not, on or after the date hereof and prior to the Offer Closing, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any former, current or future director, officer or employee of the Company (or any person who would have assumed such role or performed such duties but for a requirement to refrain from assuming such role or performing such duties in such plan, program, agreement or arrangement) unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee of the Company Board (each member of which shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (i) approve as an employment compensation, severance or other employee benefit arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement. The Company shall, prior to the Offer Closing, take such actions necessary and appropriate to ratify, confirm and approve, in accordance with and for the purpose of Rule 14d-10 under the Exchange Act, compensation paid or payable to any directors, officers or employees under any Benefit Plan or Benefit Agreement or otherwise in connection with the Transactions.
               Section 7.11 Rule 16b-3. Prior to the Offer Closing, the Company shall use reasonable best efforts to cause any dispositions of Common Stock (including derivative securities with respect to Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
               Section 7.12 Delisting. The Company agrees to use its reasonable best efforts to (a) delist the Company Common Stock from Nasdaq and (b) to terminate the registration of the Company Common Stock under the Exchange Act; provided that such delisting or termination shall not be effective until after the Effective Time. The Parent will use its reasonable best efforts to cause the Surviving Corporation to file with the SEC (x) a Form 25 on the Closing Date and (y) a Form 15 on the first Business Day that is at least ten (10) days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”). If the Surviving Corporation is reasonably likely to be required to file any reports pursuant to the Exchange Act during the Delisting Period, the Company will deliver to the Parent at least five (5) Business Days prior to the Closing a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”). The Post-Closing SEC Reports provided by the Company pursuant to this Section 7.12 will (1) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (2) comply in all material respects with the provisions of applicable Laws.
               Section 7.13 Withholding. Parent, Merger Sub, and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock, Options, or RSUs such amounts as Parent, Merger Sub, or the Paying Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code or applicable Treasury regulations, or any other provision of Tax Law. To the extent that amounts are so withheld and paid over by Parent, Merger Sub or the Paying Agent, as applicable, to the appropriate taxing authority, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares of Common Stock, Options, or RSUs to whom such withheld amounts would otherwise have been paid.
               Section 7.14 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Offer and Merger shall be paid by Parent and Merger Sub when due, and Parent and Merger Sub will indemnify the Company and holders of shares of Common Stock, Options and RSUs against liability for any such Taxes. Parent shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other such Taxes and fees, and, if required by applicable Law, the Company shall join in the execution of any such Tax Returns and documentation.
ARTICLE VIII
CONDITIONS
               Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver by the Company, Parent and Merger Sub, if permissible under applicable Law) of each of the following conditions:
               (a) Prior to the Effective Time, if required by the DGCL this Agreement shall have been approved by the Required Company Stockholder Vote and in accordance with the DGCL;
               (b) No Governmental Entity having jurisdiction over the Company, Parent or Merger Sub shall have issued an order, decree or ruling enjoining or otherwise prohibiting consummation of the Merger or the other Transactions substantially on the terms contemplated by this Agreement;
               (c) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any applicable competition, antitrust or investment Laws of jurisdictions other than the U.S. shall have expired or been terminated;
               (d) Merger Sub shall have previously accepted for payment all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer; provided, however, that this Section 8.1(d) shall not be a condition to the obligation of the Parent or Merger Sub to consummate the Merger if the failure to satisfy such condition shall arise from the Parent’s or Merger Sub’s breach of any provision of this Agreement.
               Section 8.2 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 8.1 to be satisfied if such failure was caused by such party’s failure to act in good faith or use its reasonable best efforts to consummate the Transactions, as required by and subject to Section 7.8(a).
ARTICLE IX
TERMINATION
               Section 9.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Offer, the Merger and the other Transactions may be abandoned at any time prior to the Effective Time:
               (a) by the mutual consent of the Company and Parent;
               (b) by either the Company or Parent, upon written notice to the other:
               (i) if the Offer Closing shall not have occurred on or prior to January 15, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Offer Closing to occur on or prior to such date; or
               (ii) if any Governmental Entity having jurisdiction over the Company, Parent or Merger Sub shall have issued an order, decree or ruling or taken any other action, in each case permanently enjoining or otherwise prohibiting the consummation of the Merger and the other Transactions substantially as contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and non appealable, unless the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not have complied with its obligations under Section 7.8(a).
               (c) by the Company:
               (i) subject to and in accordance with the provisions of Section 7.3; or
               (ii) if (A) Merger Sub fails to commence the Offer in violation of Section 2.1 hereof and such breach is not cured within three (3) Business Days following receipt of written notice of such breach from the Company, (B) the Offer shall have expired or been terminated without Merger Sub having purchased any shares of Common Stock pursuant thereto, or (C) Merger Sub, in violation of the terms of this Agreement, fails to accept for payment and to purchase validly tendered shares of Common Stock pursuant to the Offer; provided, that the right to terminate this Agreement pursuant to clause (B) of this Section 9.1(c)(ii) shall not be available if the Company’s failure to fulfill any covenant or agreement contained in this Agreement has been the cause of, or resulted in, the Offer having expired or terminated without Merger Sub having purchased any shares of Common Stock pursuant thereto.
               (d) by Parent:
               (i) prior to the Offer Closing, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in clauses (v) or (vi) of Exhibit A and (B)

has not been waived by Parent and is incapable of being cured, or is not cured, by the Company within twenty (20) calendar days following receipt of written notice of such breach or failure to perform from Parent provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;
               (ii) at any time prior to the Offer Closing, if on any then scheduled Expiration Date, Parent is not required to extend the Offer pursuant to this Agreement and any of the conditions set forth in Exhibit A shall not have been satisfied; or
               (iii) if the Company Board shall have effected a Change of Recommendation and/or approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal other than this Agreement, and/or permitted the Company to enter into an Acquisition Agreement related to an Acquisition Proposal prior to the Offer Closing or the Company shall have failed to include the Company Recommendation in the Schedule 14D-9 or refused to permit Parent or Merger Sub to include the Company Recommendation in the Offer Documents or has resolved to take any action consistent with the foregoing.
               Section 9.2 Effect of Termination.
               (a) In the event of the termination of this Agreement in accordance with Section 9.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 9.2, Article X and the last sentence of Section 7.2), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers, employees, stockholders, Representatives, agents or advisors other than, with respect to Parent, Merger Sub and the Company, the obligations pursuant to this Section 9.2, Article X, and the last sentence of Section 7.2. Nothing contained in this Section 9.2 shall relieve Parent, Merger Sub or the Company from liability for fraud or willful breach of this Agreement or the Non-Disclosure Agreement.
               (b) In the event that:
               (i) this Agreement is terminated by Parent pursuant to Section 9.1(d)(iii); or
               (ii) this Agreement is terminated by the Company pursuant to Section 9.1(c)(i);
then the Company shall pay by wire transfer of same day funds to Parent the Company Termination Fee on the date of termination. Such payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub in the case of such termination and, upon payment of such Company Termination Fee, the Company and its Affiliates shall have no further liability to Parent or Merger Sub with respect to this Agreement or the Transactions contemplated hereby, provided that nothing herein shall release any party from liability for willful breach or fraud. “Company Termination Fee” shall mean an amount equal to One Million Dollars ($1,000,000), plus an amount equal to an additional Three Hundred Thousand Dollars ($300,000) to reimburse Parent and Merger Sub for their costs and expenses incurred in connection with this Agreement and the Transactions.

               (c) In the event that this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii)(A) or Section 9.1(c)(ii)(C), then the Company may elect to either (i) pursue any remedy available at Law or in equity, or (ii) require Parent to pay by wire transfer of same day funds to the Company the Parent Termination Fee within three (3) Business Days after the Company’s notice to Parent of such election. In the event that the Company elects to require Parent to pay the Parent Termination Fee then, upon such election, payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company in the case of such termination and, upon payment of such Parent Termination Fee, Parent and its Affiliates shall have no further liability to the Company with respect to this Agreement or the Transactions contemplated hereby, provided, that nothing herein shall release any party from liability for willful breach or fraud; provided further, in the event Parent fails to pay the Parent Termination Fee on a timely basis, the Company shall be entitled to pursue any remedy available at Law or in equity. “Parent Termination Fee” shall mean an amount equal to One Million Dollars ($1,000,000), plus an amount equal to an additional Three Hundred Thousand Dollars ($300,000) to reimburse the Company for its costs and expenses incurred in connection with this Agreement and the Transactions.
               (d) In the event that this Agreement is terminated by Parent pursuant to Section 9.1(d)(i), then the Company shall pay by wire transfer of same day funds to Parent, within three (3) Business Days after Parent’s notice of termination, an amount equal to Three Hundred Thousand Dollars ($300,000) to reimburse Parent and Merger Sub for their costs and expenses incurred in connection with this Agreement and the Transactions. Such payment will not be deemed to limit any other rights or remedies Parent or Merger Sub may have under this Agreement as a result of such termination.
ARTICLE X
MISCELLANEOUS
               Section 10.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective boards of directors (or individuals holding similar positions, in the case of a party that is not a corporation), at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the Merger Consideration or adversely affect the rights of the Company’s stockholders hereunder without the approval of such stockholders.
               Section 10.2 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 10.2 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time.
               Section 10.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed facsimile transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(a)	if to Parent or Merger Sub, to:

Opto Circuits (India) Ltd. 83, Electronic City Hosur Main Road Bangalore — 560 100 India Facsimile: +91 80 28521040 Attention: Thomas Dietiker, Director
with a copy to:
Quarles & Brady LLP 33 East Main, Suite 900 Madison, Wisconsin 53703 Facsimile: (608) 294-4944 Attention: Mark Ehrmann, Esq.
(b)	if to the Company, to:
Cardiac Science Corporation 3303 Monte Villa Parkway Bothell, Washington 98021 Facsimile: (425) 402-2020 Attention: David L. Marver
with a copy to:
Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, Washington 98101 Facsimile: 206-583-8500 Attention: Stewart M. Landefeld, Esq.
Eric A. DeJong, Esq.
or to such other address or facsimile number for a party as shall be specified in a notice given in accordance with this section; provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided further that notice of any change to the address or any of the other details specified in or pursuant to this section shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this section. A party’s rejection or other refusal to accept notice hereunder or the inability of another party to deliver notice to such party because of such party’s changed address or facsimile number of which no notice was given by such party shall be deemed to be receipt of the notice by such party as of the date of such rejection, refusal or inability to deliver. Nothing in this section shall be deemed to constitute consent to the manner or address for service of process in connection with any legal proceeding, including litigation arising out of or in connection with this Agreement.

               Section 10.4 Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Information provided in any section of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to any section of Article V calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more or all of such representations or warranties; provided that the inclusion of such information in another section would be reasonably apparent. The inclusion of any item in the Company Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.
               Section 10.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
               Section 10.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule and the exhibits and instruments referred to herein) and the Non-Disclosure Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) except for (i) the provisions set forth in Section 7.6 of this Agreement, (ii) the right of the Company’s stockholders to receive the Merger Consideration in accordance with Section 4.2(b), and (iii) the right of the holders of Options or RSUs to receive the Option Consideration or RSU Consideration, as applicable, in accordance with Section 3.4(a) and Section 3.4(b), respectively shall not benefit any third party.
               Section 10.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
               Section 10.8 Governing Law; Venue.
               (a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.
               (b) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of any United States federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a United States federal or state court sitting in the State of Delaware; provided that each of the parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by any United States federal court located in the State of Delaware or any Delaware state court in any other court or jurisdiction.
               (c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 10.8(b) in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 10.3. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.
               Section 10.9 Specific Performance. Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement, each nonbreaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted hereunder without bond or other security being required.
               Section 10.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any purported assignment hereof not in compliance with this Section 10.10 shall be null and void.
               Section 10.11 Expenses. All costs and expenses incurred in connection with the Merger, this Agreement and the consummation of the Transactions shall be paid by the party incurring such costs and expenses, whether or not the Merger or any of the other Transactions is consummated.
               Section 10.12 Headings. Headings of the articles and sections of this Agreement and the table of contents, schedules and exhibits are for convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.
               Section 10.13 Waivers. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
               Section 10.14 Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
[Remainder of page intentionally left blank.]

               IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CARDIAC SCIENCE CORPORATION as Company

By:	/s/ DAVID L. MARVER
Name: David L. Marver
Title: CEO & President

OPTO CIRCUITS (INDIA) LTD. as Parent

By:	/s/ VINOD RAMNANI
Name: Vinod Ramnani
Title: Chairman & Managing Director

JOLT ACQUISITION COMPANY as Merger Sub

By:	/s/ ANSHUL VASWANEY
Name: Anshul Vaswaney
Title: President

EXHIBIT A
CONDITIONS OF THE OFFER
               Notwithstanding any other provisions of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Common Stock unless:
(i)	There shall have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Agreement, the “Expiration Date”) that number of shares of Common Stock which, when added to the shares of Common Stock already owned by Parent and its Subsidiaries including Merger Sub, represents the greater of (x) at least a majority of the total number of outstanding shares of Common Stock on a fully diluted basis (which assumes conversion or exercise of all outstanding Options, or any other rights, options or warrants to acquire Common Stock or (y) at least sixty percent (60%) of the issued and outstanding shares of Common Stock (for purposes hereof, the greater of such threshold shall be referred to herein as the “Minimum Tender Condition”);

(ii)	Any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any applicable competition, antitrust or investment Laws of jurisdictions other than the U.S. shall have expired or been terminated;

(iii)	No applicable Law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the U.S. or any material foreign jurisdiction shall be and remain in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer or any of the other Transactions, or imposes any material limitations on Parent’s ownership of the Company, or operation of all or a material portion of Parent’s, on the one hand, or the Company’s, on the other hand, businesses or assets or compels Parent or the Company or Parent’s Subsidiaries to dispose of or hold separate any material portion of the respective businesses or assets of Parent or the Company;

(iv)	There shall not then be pending any action, litigation or proceeding by any Governmental Entity that would reasonably be expected to result in any of the consequences referred to in subparagraph (ii) above;

(v)	The representations and warranties of the Company contained in this Agreement and in the certificate delivered by the Company pursuant to subparagraph (vi) below (disregarding for purposes of this subparagraph (iv), any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties)

shall be true and correct in all respects both as of the date of the Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect;

(vi)	The Company shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Offer Closing Date;

(vii)	The Company shall have delivered to Parent a certificate, signed by the chief executive officer and chief financial officer of the Company, to the effect that each of the conditions specified in subparagraphs (iv) and (v) above is satisfied;

(viii)	The Company and Parent shall not have reached an agreement that the Offer or the Agreement be terminated, and the Agreement shall not have been terminated in accordance with its terms; and

(ix)	There shall not have occurred any event or condition that has had a Company Material Adverse Effect.
               The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement.
               The foregoing conditions are for the benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition (defined herein)), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.